Exhibit 16.1

May 14, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 16F of Form 20-F dated May 14, 2019, of Fang Holdings Limited and are in agreement with the statements contained in the second and third paragraphs on page 147 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the second paragraph of Item 16F on page 147 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2017 consolidated financial statements.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, The People’s Republic of China